U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                          Commission File No.: 0-11734

                           NOTIFICATION OF LATE FILING

    [X] Form 10-K     [ ] Form 20-F     [ ] Form 11-K     [ ] Form 10-Q


For Period Ended December 31, 2000

[X] Transition Report on Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-QSB
[ ] Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

PART I - REGISTRANT INFORMATION

Safe Transportation Systems, Inc.
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Full Name of Registrant

N/A
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Former Name of Registrant

3871 Airport Way
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Address of principal executive office (Street and Number)

Bellingham, WA 98226
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City, State and Zip Code

PART II RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]      (a)   The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The  accountant's  statement  or other  exhibit  required by Rule
         12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms10-K, Form 20-F, 11-K, or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

The Registrant was unable to file its Annual Report on Form 10-KSB for the fiscal period ended December 31, 2000 within the prescribed time period for the following reason: the information necessary to complete the year end report could not be obtained on a timely basis.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Mark Goldstein        Secretary           (561)             (989-9955)
 --------------        ---------         --------         ----------------
    (Name)              (Title)         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Safe Transportation Systems, Inc.
                         -------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 2001            By: /s/ Mark Goldstein
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                                        Mark Goldstein


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